

May 2, 2013

Via Email
Michael F. Foust
Chief Executive Officer
Digital Realty Trust, Inc.
Digital Realty Trust, L.P.
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

> **Re:** **Digital Realty Trust, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 28, 2013**
> **File No. 001-32336**

> **Re:** **Digital Realty Trust, L.P.**
> **Annual Report on Form 10-K**
> **Filed February 28, 2013**
> **File No. 000-54023**

Dear Mr. Foust:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition, page 53

1.   Please tell us whether you consider net operating income and/or same store net operating income to be key performance indicators.

Michael F. Foust
Digital Realty Trust, Inc.
Digital Realty Trust, L.P.
May 2, 2013
Page 2

Revenues, page 64

2.   We note your disclosure that same store rental revenues were due to new leasing at same store properties. In future Exchange Act reports, within the same store discussion, please address the relative impact, if any, of changes in occupancy and rental rates.

Analysis of Liquidity and Capital Resources, page 68

3.   We note your disclosure here and on page 73 that you commenced an at-the-market equity distribution program. In future Exchange Act reports, please revise to provide the amount of equity remaining in the program during the applicable period.

Construction, page 75

4.   We note the disclosure regarding your construction progress for the 1.4 million square feet. In future Exchange Act reports, please disclose the expected completion date, if possible, for this development project and any other projects where you have begun development and/or construction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                Sincerely,
                                /s/ Duc Dang
                                Duc Dang
                                Attorney Advisor